NORANDA ALUMINUM HOLDING CORPORATION

801 Crescent Centre Drive, Suite 600

Franklin, TN 37067

May 12, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracey McNeil

Re:	Noranda Aluminum Holding Corporation Registration Statement on Form S-1 File No. 333-150760

Ladies and Gentlemen:

Reference is herein made to Noranda Aluminum Holding Corporation’s (the “Company”) request for acceleration of effectiveness of the Registration Statement on Form S-1 (File No. 333-150760) filed as correspondence with the Securities and Exchange Commission on May 12, 2010 (the “Request”). The Company hereby withdraws the Request.

Please contact the undersigned at (615) 771-5700 with any questions you may have.

Very truly yours,

/s/ Gail E. Lehman

Gail E. Lehman

Vice President, General Counsel and Secretary